FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month(s) of:               July, August and September 2004

Commission File Number:                   0-17164

MAMMA.COM INC.

(Translation of registrant’s name into English)
388 St. Jacques Street West, 8th Floor, Montreal, Quebec, Canada H2Y 1S1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     [ X ]    Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  ___________

TABLE OF CONTENTS

Item	Sequentially Numbered Pages
Incorporation by Reference	2
Forward Looking Statements	2
Period-to-Period Comparisons	2
Capitalization	3
Selected Financial Data	4
Interim Financial Report	8
Management's Discussion and Analysis	9
Risk Factors	17
Unaudited Financial Statements for the Period ending September 30, 2004	24
Signatures	36
Exhibits	37

Incorporation by Reference

                The information included with or attached as an Exhibit to this Form 6-K is incorporated by reference in our registration statements, the prospectuses included therein, and any registration statement subsequently filed by us with the Securities and Exchange Commission.

Forward-Looking Statements

                 Information contained in this report includes forward-looking statements, which can be identified by the use of forward-looking terminology such as “believes,” “expects,” “may,” “desires,” “will,” “should,” “projects,” “estimates,” “contemplates,” “anticipates,” “intends,” or any negative such as “does not believe” or other variations thereof or comparable terminology. No assurance can be given that potential future results or circumstances described in the forward-looking statements will be achieved or occur. Such information may also include cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties that could cause actual results to vary materially from the projections and other expectations described in such forward-looking statements. Prospective investors, customers, vendors and all other persons are cautioned that forward-looking statements are not assurances, forecasts or guarantees of future performance due to related risks and uncertainties, and that actual results may differ materially from those projected. Factors which could cause results or events to differ from current expectations include, among other things: the severity and duration of the adjustments in our business segments; the effectiveness of our restructuring activities, including the validity of the assumptions underlying our restructuring efforts; fluctuations in operating results; the impact of general economic, industry and market conditions; the ability to recruit and retain qualified employees; fluctuations in cash flow; increased levels of outstanding debt; expectations regarding market demand for particular products and services and the dependence on new product/service development; the ability to make acquisitions and/or integrate the operations and technologies of acquired businesses in an effective manner; the impact of rapid technological and market change; the impact of price and product competition; the uncertainties in the market for Internet-based products and services; stock market volatility; the trading volume of our stock; the possibility that our stock may not satisfy our requirements for continued listing on the NASDAQ SmallCap Market including whether the minimum bid price for the stock falls below $1; the adverse resolution of litigation. For additional information with respect to these and certain other factors that may affect actual results, see the reports and other information filed or furnished by the Company with the United States Securities and Exchange Commission (“SEC”) and/or the Ontario Securities Commission (“OSC”) respectively accessible on the internet at www.sec.gov and www.sedar.com, or the Company’s website at www.mammainc.com . All information contained in this report is qualified in its entirety by the foregoing and reference to the other information the Company files with the OSC and SEC. Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Period-to-Period Comparisons

                 A variety of factors may cause period-to-period fluctuations in the Company’s operating results, including business acquisitions, revenues and expenses related to the introduction of new products and services or new versions of existing products, new or stronger competitors in the marketplace as well as currency fluctuations. Historical operating results are not indicative of future results and performance.

Capitalization

The following table sets forth the consolidated cash and consolidated capitalization of the Company as at September 30, 2004 prepared in accordance with Canadian GAAP.

As at September 30, 2004
(unaudited) $
Cash and cash equivalents	25,091,909
Short-term deposits	3,000,485
Indebtness
Current liabilities	3,371,661
Long term liabilities	94,221

3,465,882
Shareholders' Equity
Capital stock
Authorized
Unlimited common shares
Issued and outstanding - 12,263,029 common shares	90,579,782
Additional paid-in capital	4,116,000
Deferred stock-based compensation	(148,807)
Cumulative translation adjustment	360,884
Deficit	(62,071,639)

Total shareholders' equity	32,836,220
Total capitalization	36,302,102

Selected Financial Data

The following table presents our selected financial data as at the dates and for each of the periods indicated.

The selected financial data as of September 30, 2004 and for each of the nine months ended September 30, 2004 and September 30, 2003 has been derived from our interim consolidated financial statements and notes thereto contained in this report on Form 6-K.

The selected financial data set forth below should be read in conjunction with our interim consolidated financial statements and notes thereto and Management’s Discussion and Analysis of Financial Condition and Results of Operations contained in this Report on Form 6-K and our audited financial statements contained in our Annual Report on Form 20-F for the year ended December 31, 2003 which is incorporated herein by reference.

CANADIAN GAAP

	For the nine months ended September 30,
Statement of Operation Data	2004	2003

		(Unaudited)
	(Unaudited)	(Restated-note 1)
	$	$
Revenue	11,941,400	5,882,504
Net earnings (loss) from continuing operations	764,711	(764,833)
Results of discontinued operations	1,011,263	400,252
Net earnings (loss) for the period	1,775,974	(364,581)
Net earnings (loss) per common share - basic
Earnings (loss) from continuing operations	0.07	(0.12)
Results of discontinued operations	0.10	0.06
Net earnings (loss) per common share	0.17	(0.06)
Net earnings (loss) per common share - diluted
Earnings (loss) from continuing operations	0.07	(0.12)
Results of discontinued operations	0.09	0.06
Net earnings (loss) per common share	0.16	(0.06)
Weighted average number of shares outstanding - basic	10,253,834	6,129,826
Additions to reflect the impact of:
Exercise of stock options	160,798	138,777
Exercise of warrants	603,130	1,585,217
Weighted average number of shares outstanding - diluted	11,017,762	7,853,820

1.    Interim Financial Information

In the fourth quarter of 2003, the Company adopted, retroactive to January 1, 2003, the fair value method of accounting for stock options granted to employees. Accordingly, the comparative figures for the three and nine month periods ended September 30, 2003 and 2004 presented in these interim financial statements have been restated to reflect this change in accounting policy.

CANADIAN GAAP

Balance Sheet Data	As of September 30, 2004

(Unaudited) $
Total assets	36,302,102
Total liabilities	3,465,882
Net Assets	32,836,220
Working capital	27,517,224
Capital stock	90,579,782
Additional paid-in capital	4,116,000
Deferred stock-based compensation	(148,807)
Cumulative translation adjustment	360,884
Deficit	(62,071,639)
Shareholders' equity	36,302,102
Other
Cash Dividends	None

U.S. GAAP

	For the nine months ended September 30,
Statement of Operation Data	2004	2003

	(Unaudited) $	(Unaudited) (Restated– note 1) $
Revenue	11,941,400	5,882,504
Net earnings (loss) from continuing operations	730,416	(764,833)
Results of discontinued operations	1,011,263	400,252
Net earnings (loss) for the period	1,741,679	(364,581)
Net earnings (loss) per common share - basic
Earnings (loss) from continuing operations	0.07	(0.12)
Results of discontinued operations	0.10	0.06
Net earnings (loss) per common share	0.17	(0.06)

Net earnings (loss) per common share - diluted
Earnings (loss) from continuing operations	0.07	(0.12)
Results of discontinued operations	0.09	0.06
Net earnings (loss) per common share	0.16	(0.06)

Weighted average number of shares outstanding - basic	10,253,834	6,129,826
Additions to reflect the impact of:
Exercise of stock options	160,798	138,777
Exercise of warrants	603,130	1,585,217
Weighted average number of shares outstanding – diluted	11,017,762	7,853,820

1.    Interim Financial Information

In the fourth quarter of 2003, the Company adopted, retroactive to January 1, 2003, the fair value method of accounting for stock options granted to employees. Accordingly, the comparative figures for the three and nine month periods ended September 30, 2003 presented in these interim financial statements have been restated to reflect this change in accounting policy.

U.S. GAAP

Balance Sheet Data	As of September 30, 2004

(Unaudited) $
Total assets	36,302,102
Total liabilities	3,465,882
Net Assets	32,836,220
Working capital	27,517,224
Capital stock	107,349,352
Additional paid-in capital	5,187,785
Deferred stock-based compensation	(148,807)
Accumulated other comprehensive gain (loss)	360,884
Deficit	(79,913,194)
Shareholders' equity	32,836,220
Other
Cash Dividends	None

[GRAPHIC OMITTED]

Interim financial report

for the Nine Months
ended September 30, 2004

Mamma.com Inc.

Management’s Discussion and Analysis

The following Management’s Discussion and Analysis of Financial Condition and results of Operations of Mamma.com Inc. (“Company”) should be read in conjunction with the Company’s unaudited consolidated financial statements and accompanying notes for the three and nine months ended September 30, 2004 and audited consolidated financial statements and accompanying notes, presented in accordance with Canadian generally accepted accounting principles.

In this discussion and analysis, all amounts included herein are expressed in U.S. dollars, unless specified otherwise.

Overview

Mamma.com Inc. is firstly focused on providing information retrieval on the Internet through its metasearch engine, www.mamma.com, The Mother of All Search Engines®. The Company is secondly focused on being a provider of online marketing solutions to advertisers as its integrated offer includes keyword search listings and numerous sizes of graphic ad units. Mamma.com Inc. maintains a publisher network on which it distributes search and graphic ad units for its advertisers. Thirdly, the Company provides e-mail advertising services. The Company has three types of revenues: Search services, Banner and e-mail advertising services with customers mainly located in the United States and Canada. The Company also holds minority interests in companies which develop and market analog integrated circuit products, and in the new media and telecommunication sectors through LTRIM Technologies Inc., Tri-Link Technologies Inc. and TECE, Inc.

The revenue model of the Company is based on:

Pay-Per-Click search listing placement – advertisers pay for position on search listing advertisements on www.mamma.com and within the Mamma Media Solutions™ Publisher Network.

Graphic Ad Units are priced on a CPM (Cost-Per-Thousand) basis and are distributed through the Mamma Media Solutions™ Publisher Network.

Mamma Media Solutions™ Publisher Network has over 7,500 publishers (combined search and graphic ad publishers).

Search

Approximately 64% of Mamma.com Inc.’s revenues come from our search base business. The revenue model in this sector is simply a pay-per-click fee that is charged to the advertiser when a user clicks on a sponsored link. The business model consists of advertisers buying keywords. When these keywords are searched by a user, the advertiser’s web site will be listed in a premium position in the search results (it will be identified as a sponsored result). Mamma.com Inc. aggregates advertisers from other search-based businesses and from its own direct sales efforts (through direct sales and automated on-line marketing initiatives). Mamma.com Inc. then distributes these paid links onto its search publisher network which consists of its own search property (Mamma.com “The Mother of All Search Engines”) and third party search properties. Revenue from advertisers that are pushed on third party search properties are shared with that search publisher. Higher margins are obtained through our own property because there are no payout costs associated.

Ad Network

Approximately 32% of our revenues come from our Ad Network business. The revenue model is CPM based (cost per one thousand impressions pushed). The business model is one where advertisers buy impressions for ad campaigns (these are creative based campaigns: different size banners, pop-ups, rich media advertising) and can target them through our network of publishers. These campaigns can be targeted in several ways: geo-targeting (by region), by site category (ex: travel, entertainment, finance, etc.). The publisher network consists of about 5,000 small to medium sized web sites that subscribe to our service (through an on-line contract) and give us access to their advertising inventory on their property. Mamma.com Inc. recruits publishers through a direct sales force and through on-line initiatives.  Mamma.com Inc. then shares the advertising revenue with the publishers.

E-mail

The remaining 4% of our revenue comes from our e-mail advertising business. In June 2004, the Company acquired Digitalarrow LLC and High Performance Broadcasting, Inc. that are engaged in the distribution of on-line, opt-in e-mail marketing solutions via the Internet.

Trends of the industry have been released in recent publications such as:

1.	US Online Advertising Spending is expected to increase by 43% over the next 4 years increasing from $6.9 billion in 2003 to $9.9 billion in 2007 (eMarketer, December 2003)

2.	Search industry will reach $7 billion in worldwide revenues by 2007 – US Bancorp Piper Jaffray Senior Analyst Safa Rashtchy (US Bancorp Piper Jaffray, March 20, 2003)

3.	Internet advertising totalled an estimated $1.745 billion in the third quarter of 2003. Q3 2003 represents a 20% increase over Q3 2002 ($1.451 billion) and a 5% increase over Q2 2003. ((Interactive Advertising Bureau (IAB) and PricewaterhouseCoopers (PwC), December 9, 2003)). Reference for the IAB\PWC statistics: Joint press release, December 9th 2003. (URL: http://www.iab.net/news/pr_2003_12_09.asp )

Functional currency

During the first quarter of fiscal 2004, the Company determined that the functional currency of its wholly owned subsidiary, Mamma.com Enterprises Inc., had clearly changed from the Canadian dollar to the U.S. dollar as at the beginning of the quarter. As a result of this change, which has been applied prospectively from January 1, 2004, transactions entered into by Mamma.com Enterprises Inc. which are denominated in currencies other than the U.S. dollar are now translated into U.S. dollars using the temporal method. Under this method, monetary assets and liabilities are translated into U.S. dollars at the exchange rate in effect on the balance sheet date. Non-monetary assets and liabilities are translated into U.S. dollars at historical exchange rates. Revenues and expenses are translated into U.S. dollars at the exchange rates prevailing at the dates of the respective transactions. Gains and losses resulting from translation of monetary assets and liabilities into U.S. dollars are reflected in the statement of operations.

Prior to this change, the functional currency of Mamma.com Enterprises Inc. was the Canadian dollar. Accordingly, the financial statements of Mamma.com Enterprises Inc. were translated from Canadian dollars into U.S. dollars using the current rate method. Gains and losses resulting from translation of these financial statements were included in the cumulative translation adjustment in shareholders’ equity. The translated amounts for non-monetary items as at January 1, 2004 are the historical basis for those items in subsequent periods.

Discontinued Operations for Intasys Billing Technologies (“IBT”)

The Company sold a majority of IBT assets on February 12, 2004 in order to focus 100% in the Internet services through search, ad-network and e-mail advertising. The results of operations and cash flows for IBT have been reported separately as discontinued operations in the consolidated statements of operations and cash flows. The remaining assets and liabilities consist primarily of trade accounts receivable and payable existing at the date of the disposal. Since the sale of the tangible and intangible assets mentioned above, the remaining assets and liabilities were retained by the Company. The Company expects to collect these accounts receivables and pay its liabilities of IBT and has segregated them on the consolidated balance sheets.

The Company may be entitled to additional consideration of up to a maximum of $250,000 should certain events occur or conditions be met. As of September 30, 2004, an amount of $40,000 of such contingent consideration had been earned by the Company and recorded in results of discontinued operations.

Comparative figures for the period ended September 30, 2003 have been reclassified in order to comply with this presentation.

Informal SEC inquiry

On March 18, 2004, the United States Securities and Exchange Commission (“SEC”) notified the Company that it was conducting a non-public informal inquiry entitled “In the Matter of Trading in the Securities of Mamma.com Inc.”, and requested that the Company produce documents concerning, among other things, trading in the Company’s stock, the Company’s acquisition activities and related reporting matters. The SEC notification advises that the existence of the inquiry should not be construed as an indication by the SEC that any violations of law have occurred. To date, management believes it has cooperated fully with all of these requests.

The Company has received subsequent requests for additional information from the SEC which it has provided.

The Company’s independent auditors in Canada have also received requests from the SEC in connection with the above-referenced inquiry seeking the production of documents concerning the Company. The independent auditors have advised the Company that they are cooperating fully with the SEC’s requests.

Wind-up of Mamma.com Enterprises Inc.

On May 31, 2004, the wholly owned subsidiary, Mamma.com Enterprises Inc. was wound up into the Company. The wind-up will allow the Company to use carry forward tax losses. As at September 30, 2004, management does not believe that the related future income assets are more likely than not to be realized.

Business combination

On June 10, 2004, the Company acquired the business of Digitalarrow LLC and High Performance Broadcasting, Inc. (“Digitalarrow”) in Florida, privately held marketing companies that are engaged in the distribution of on-line, opt-in e-mail marketing solutions via the Internet. In that acquisition, the wholly owned subsidiary, Mamma.com USA, Inc., entered into a Securities Purchase Agreement with Digitalarrow and their equity holders, pursuant to which Mamma.com USA, Inc. acquired all equity interests in Digitalarrow. The consideration for the acquisition consisted of $1,050,000 in cash and 90,000 of the Company’s common shares.

From the acquisition date to September 30, 2004, the figures of this newly acquired business were consolidated into the Company’s results. Digitalarrow is located in Delray Beach, Florida. Results for the quarter were negatively impacted by the series of hurricanes which touched the coast of Florida over the months of August and September. Consequently to the severe storms, our Florida operations were closed down for several days.

The purchase price allocation has not yet been finalized with respect to the recognition of certain future income tax assets. Upon finalization of these future income tax assets, the purchase price allocation will be adjusted, therefore, resulting in an adjustment to goodwill.

No significant integration costs are anticipated.

Results of Operations

Revenue

Revenue for the three months ended September 30, 2004 increased to $3,764,492, compared with $1,983,262 for the same period in 2003. The increase of $1,781,230, or 90% is due to the Company’s positioning strategy, the industry’s strong growth rate in the Search and Ad network areas and inclusion of $473,287 revenue of Digitalarrow. Revenue for the nine months ended September 30, 2004 increased to $11,941,400, compared with $5,882,504 for the same period in 2003 representing an increase of $6,058,896, or 103%. The increase for Q3 2004 was less significant than the nine months ended September 30, 2004 since the increase was mostly realized during the first quarter of the current year in relation with one major customer. Sales from this one major customer represented 54% of total sales in Q1 2004, 35% of total sales in Q2 2004 and 15% of total sales in Q3 2004.

The Company has two major customers from which 10% or more of total revenue is derived. For the nine-month period ended September 30, 2004, revenues from these customers represented 45% as compared to 53% for the same period last year. For the third quarter of 2004, neither client had generated revenues which exceeded 10% of total revenues, however, combined they represented 16% of revenues as compared to 40% for the corresponding quarter of 2003 due to a decrease of volume from a significant client who lost an important business relationship. There can be no assurance that the Company will be able to retain these customers in the future. As at the date of this quarterly report, there has been no negative impact with these specific customers.

Search, banner and e-mail serving which represent exclusively the bandwidth costs to deliver our services were at $117,463 in Q3 2004, or 3% over revenue, compared with $48,166 for the same period in 2003, or 2% over revenue. For the nine months ended September 30, 2004, these costs represented $246,463, or 2% over revenue, compared with $245,103, or 4% over revenue. The reduction in the percentage of expenses over revenue for 2004 is due to the volume discount renegotiation of ISP fees for services after fully integrating our services, search and banner. E-mail services will be eventually integrated.

For the quarter ended September 30, 2004, marketing, sales and services increased to $2,313,838, or 61% over revenue, compared with $1,221,825 or 62% over revenue for the same period in 2003. These expenses for the nine months ended September 30, 2004 were at $6,992,067, or 59% over revenue, compared with $3,641,787, or 62% over revenue, for the same period last year. Partner payouts which is the most significant variable cost represented 44% of revenue for the three months ended September 30, 2004 compared with 42% for the same period last year. For the nine months ended September 30, 2004, payout represented 44% of revenue compared with 41% during the same period last year. Payout costs increased due to competitive landscape, business partners require higher payouts in order to maintain their relationship by providing user traffic or content.

General and administrative expenses increased to $743,223 in Q3 2004 compared with $551,395 for the same period last year, the increase of $191,828 is mainly explained by approximately $61,000 of expenses pertaining to Digitalarrow following the acquisition, $55,000 of legal, accounting and Edgar fees in relation of the F-3 filed on July 30, 2004, $35,000 of legal fees in relation to the SEC inquiry, $9,000 of accounting fees related to the Q3 review, $12,000 of investor relations expenses for the new teleconference and for releasing more press releases. For the nine months ended September 30, 2004 expenses increased to $2,507,152 compared with $1,742,066. The main items explaining the variance of $765,086 were approximately $235,000 of professional fees related to SEC informal inquiry, $260,000 of non-cash expense related to issued warrants to the investment banker as well as other items listed above in relation to Q3 2004.

Product development and technical support expenses were $231,853 in Q3 2004 compared with $193,993 for the same period last year. The increase of approximately $37,860 was explained by hiring additional personnel and fringe benefits related to them. For the nine months ended September 30, 2004, these expenses represented $612,681 net of refundable tax credits and future benefit of non refundable tax credits of $86,521 compared with $494,589 net of refundable tax credits of $32,147 for the same period last year. The increase was explained by hiring additional personnel, consultants and fringe benefits mainly related to the exercise of options.

Amortization of intangible assets increased to $122,621 in Q3 2004 compared with $45,243 for the same period last year, this increase is due to the amortization of acquired intangible assets related to Digitalarrow as at June 10, 2004.

The provision for current and future income taxes for the nine months ended September 30, 2004 are related to Mamma.com Enterprises Inc. which wound up into the Company as at May 31, 2004. In Q3 2004 taxable income generated in Canada can be offset by carry forward losses by the Company, the minimal amounts recorded in the current quarter as a recovery of current income taxes of $9,000 and provision for future income taxes of $4,000 are related to reversals related to Digital Arrow.

Earnings (loss) for the period

The Company reported earnings from continuing operations of $239,508 ($0.02 per share), in Q3 2004, compared with a loss of $142,638 ($0.02 per share) for the same period last year. For the nine months ended September 30, 2004, the Company reported earnings from continuing operations of $764,711 ($0.07 per share), compared with a loss of $764,833 ($0.12 per share) for the same period last year. Discontinued operations, as a result of the conclusion of the asset sale, contributed earnings of $1,011,263 ($0.10 per share) for the nine months ended September 30, 2004, compared with earnings of $400,252 ($0.06) for the same period last year.

Selected annual information

	For the years ended December 31,
	2003 $	2002 $	2001 $
Revenue	8,938,863	4,222,352	4,195,342

Earnings (loss) from continuing operations	88,990	(782,878)	(14,874,318)

Net loss	(211,063)	(316,994)	(14,606,683)

Total assets	11,736,414	9,971,214	7,139,984

Basic and diluted earnings (loss) per share from continuing
operations	0.01	(0.18)	(4.63)
Basic and diluted net loss per share	(0.03)	(0.07)	(4.55)

Selected quarterly information

	Q3		Q2		Q1		Q4
	2004		2004		2004		2003
	$		$		$		$
							(restated	)[1]

Revenue	3,764,492		3,964,428		4,212,480		3,056,359

Earnings from continuing operations	239,508		116,094		409,109		853,823

Net earnings	283,909		108,387		1,383,678		153,518

Basic earnings per share from continuing
operations	0.01		0.01		0.05		0.13
Diluted earnings per share from continuing
operations	0.01		0.01		0.04		0.10
Basic net earnings per share	0.02		0.01		0.17		0.02
Diluted net earnings per share	0.02		0.01		0.14		0.02

	Q3		Q2		Q1		Q4
	2003		2003		2003		2002
	$		$		$		$
	(restated	)[1]	(restated	)[1]	(restated	)[1]
Revenue	1,983,262		2,109,998		1,789,244		1,343,473

Loss from continuing operations	(142,638)		(304,666)		(317,529)		(33,756)

Net earnings (loss)	185,117		(442,924)		(106,774)		(75,552)

Basic loss per share from continuing
operations	(0.02)		(0.05)		(0.05)		(0.01)
Diluted loss per share from continuing
operations	(0.02)		(0.05)		(0.05)		(0.01)
Basic earnings (loss) per share	0.03		(0.07)		(0.02)		(0.01)
Diluted earnings (loss) per share	0.03		(0.07)		(0.02)		(0.01)

_________________

1 In the fourth quarter of 2003, the company adopted, retroactive to January 1, 2003, the fair value method of accounting for stock options granted to employees. Accordingly, the comparative figures for these periods presented in this selected quarterly information have been restated to reflect this change in accounting policy.

Concentration of credit risk with customers

As at September 30, 2004, three customers represented 32% of net trade accounts receivable compared with 52% for the same period last year resulting in a significant concentration of credit risk. Management monitors more closely the evolution of these customers in order to be rapidly informed of any potential problems. These customers have paid receivables as per the commercial agreement. The Company also monitors the other accounts receivable and there is no indication of credit risk deterioration.

Liquidity and Capital Resources

As at September 30, 2004, the Company had $28,092,394 in cash, cash equivalents and short term deposits. The working capital as at September 30, 2004 was $27,517,225, compared to $4,489,077 in cash and cash equivalents and working capital of $4,351,746 as at December 31, 2003. As at September 30, 2004, $24,025,521was invested in short term deposits.

In Q3 2004, operating activities from continuing operations provided cash of $643,098 compared to $287,156 for the same period in 2003. The improvement is mainly due to positive operating earnings and a tight management of working capital.

In Q3 2004, the financing activities provided cash of $242,570 due to the exercise of 105,000 warrants.

The Company considers that the cash and cash equivalents will be sufficient to meet normal operating requirements throughout fiscal 2004. In the long term, the Company may require additional liquidity to fund growth, which could include additional equity offerings or debt financing.

The Company has no line of credit available.

Contractual obligations, contingent liabilities and commitments

The following table summarizes our contractual obligations as at September 30, 2004, and the effect such obligations are expected to have on our liquidity and cash flows in future periods:

Operating leases
Years:	$
2004	36,424
2005	35,615
2006	2,079
2007	2,079
2008	2,079
Thereafter	1,559

Total	79,836

Agreement for financial advisory services

On July 16, 2004 the Company renegotiated an agreement with Merriman Curhan Ford & Co. (“MCF”). The Company has committed to pay MCF a monthly fee of $5,000. For any transaction completed by the Company with MCF, the Company shall pay a success fee upon closing equal to the sum of 4% up to $20,000,000 transaction value, and 2% of greater than $20,000,000 transaction value, provided that MCF either introduces and / or performs specific services for the transaction. The minimum success fee for any acquisition transaction shall be $200,000 and $500,000 for any sale transaction.

The Company also paid success fees to Maxim Group LLC related to the acquisition of Digitalarrow.

Outstanding common shares, warrants and options

As at November 8, 2004, we had 12,263,029 common shares, 646,392 warrants and 461,334 stock options outstanding.

Dividend policy

The Company has never paid dividends on any class of its Common Stock. The Company’s management anticipates that earnings generated from the Company’s operations will be used to finance the Company’s working capital and market expansion opportunities and that for the foreseeable future, cash dividends will not be paid to holders of the Company’s Common Stock.

Critical accounting policies and estimates

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada. In doing so, management has to make estimates and assumptions that affect reported amounts of assets, liabilities, revenues and expenses, as well as related disclosure of contingent assets and liabilities. In many cases, management reasonably has used different accounting policies and estimates. In some cases changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ materially from our estimates. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations will be affected. Management bases its estimates on past experience and other assumptions that it believes are reasonable under the circumstances, and it evaluates these estimates on an ongoing basis. Management refers to accounting estimates of this type as critical accounting policies and estimates, which are discussed further below. Management has reviewed its critical accounting policies and estimates with its board of directors.

Use of estimates

Significant estimates in these financial statements include the allowance for doubtful accounts, recovery of future income taxes, goodwill and annual goodwill impairment test, impairment of long-lived assets, stock-based compensation costs, valuation of investments, determination of the fair value of the intangible assets on the Digitalarrow acquisitions and other acquisitions, determination of the fair value of the warrants issued on the private placement, resulting impact on the allocation of the proceeds between the shares and warrants.

Allowances for doubtful accounts

We make judgments as to our ability to collect outstanding receivables and provide allowances for the portion of receivables when collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding invoices. The allowance provided for doubtful accounts does not reflect the future ability to collect outstanding receivables, additional provisions for doubtful accounts may be needed and our future results of operations could be adversely impacted.

We also record a provision for revenue adjustments in the same period as the related revenues are recorded. These estimates are based on historical analysis of credit memo data and other factors. If the historical data we use to calculate these estimates does not properly reflect future uncollectible revenue, then a change in the allowances would be made in the period in which such a determination is made and revenues in that period could be impacted.

For this item, actual results could differ from those estimates.

Recovery of future income taxes

We use significant judgment in determining our consolidated recovery of future income taxes. Uncertainties may arise with respect to the tax treatment of certain transactions. Although we believe our estimates are reasonable, we cannot be certain that the final tax outcome of these matters will not be different than that which is reflected in our financial statements. Such differences could have a material effect on our future income taxes in the period in which such determination is made.

For this item, actual results could differ from those estimates.

Goodwill and annual goodwill impairment test

Goodwill is evaluated for impairment annually, or when events or changed circumstances indicate impairment may have occurred. In connection with the goodwill impairment test, if the carrying value of the Company’s reporting unit to which goodwill relates exceeds its estimated fair value, the goodwill related to that reporting unit is tested for impairment. If the carrying value of such goodwill is determined to be in excess of its fair value, an impairment loss is recognized in the amount of the excess of the carrying value over the fair value. Management has selected November 30 as the date of its annual impairment test for goodwill. Management monitors goodwill for impairment by considering estimates including discount rate, future growth rates, amounts and timing of estimated future cash flows, general economic, industry conditions and competition. Future adverse changes in these factors could result in losses or inability to recover the carrying value of the goodwill, thereby possibly requiring an impairment charge in the future.

For this item, actual results could differ from those estimates.

Impairment of long-lived assets

The Company assesses the carrying value of its long-lived assets, which include property, plant and equipment and intangible assets, for future recoverability when events or changed circumstances indicate that the carrying value may not be recoverable. An impairment loss is recognized if the carrying value of a long-lived asset exceeds the sum of its estimated undiscounted future cash flows expected from its use. The amount of impairment loss, if any, is determined as the excess of the carrying value of the assets over their fair value. Management monitors long-lived assets for impairment by considering estimates including discount rate, future growth rates, general economic, industry conditions and competition. Future adverse changes in these factors could result in losses or inability to recover the carrying value of the long-lived assets, thereby possibly requiring an impairment charge in the future.

For this item, actual results could differ from those estimates.

Stock-based compensation costs

During the fourth quarter of 2003,the Company adopted, retroactive to January 1, 2003, the fair value method of accounting for stock options granted to employees. Under this method, the fair value of options granted to employees is charged to expense over the future vesting period. In accordance with the transitional provisions of the Canadian Institute of Chartered Accountants (“CICA “) Handbook Section 3870,“Stock-Based Compensation and Other Stock-Based Payments”, the Company has elected to apply this new method prospectively to options granted to employees on or after January 1, 2003.

Valuation of investments

The Company holds interests in various companies. Management records an investment impairment charge when it believes an investment has experienced a decline in value that is judged to be other than temporary. Management monitors its investments for impairment by considering current factors including economic environment, market conditions and the operational performance and other specific factors relating to the business underlying the investment. Future adverse changes in these factors could result in losses or an inability to recover the carrying value of the investments that may not be reflected in an investment’s current carrying value, thereby possibly requiring an impairment charge in the future.

For this item, actual results could differ from those estimates.

Determination of the fair value of the intangible assets on the Digitalarrow acquisition

The acquisition of Digitalarrow made on June 10, 2004 resulted in intangible assets totalling $1,442,831 and goodwill of $875,653. The determination of the fair value of the acquired intangible assets and goodwill requires management to estimate the discount rate to be used in the calculations, the amounts and timing of estimated future net cash flows, royalty rate, tax rate, weighted average cost of capital, residual growth rate, general economic and industry conditions. If any of these estimates change, the results could be materially different.

Determination of the fair value of the warrants issued on the private placement and the resulting impact on the allocation of the proceeds between the shares and warrants

The amounts allocated to the shares and warrants totalled $13,158,329 and $3,441,652, respectively for the private placement closed as at June 30, 2004. These amounts have been allocated based upon the relative fair values of the shares and warrants at the date they were issued. The estimated fair values of the warrants has been determined using the black-scholes model. Management used estimates such as volatility, expected life of warrants and risk free rate. If any of these estimates change, the results could be materially different.

Revenue recognition

Search, banner and e-mail revenues are recognized when services are rendered, provided there is persuasive evidence of an arrangement, the fee is fixed or determinable, collection is considered probable and fees are not subject to forfeiture, refund or other concessions.

With respect to search, banner and e-mail revenues, purchase orders or signed contracts are generally used as evidence of an arrangement.

Collection is based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer. If it is determined that collection of a fee is not probable, management defers the fee and recognizes revenue at the time collection becomes probable, which is generally upon receipt of cash.

Off balance sheet arrangements

As at September 30, 2004, the Company has no off balance sheet arrangements.

Risk Factors

Our revenues depend to a high degree on our relationship with two customers, the loss of which would adversely affect our business and results of operations.

For the nine and three months ended September 30, 2004, approximately 35% and 10% respectively of our revenues were derived from agreements with our two largest customers. During the same periods last year, revenues from these customers represented 40% and 13% respectively of our revenues. Although we monitor our accounts receivable for credit risk deterioration and these customers have been paying its payables to Mamma.com in accordance with the terms of their agreements with the company, there can be no assurance that they will continue to do so or that they will continue to do so at the volume of business they have done historically. Our loss of these customers’ business would adversely affect our business and results of operations.

Resolution of informal SEC inquiry could depress the market price for our Common Shares, reduce the liquidity of the Common Shares’ trading market and negatively affect our results of operations.

On March 18, 2004, the United States Securities and Exchange Commission (“SEC “) notified us that it was conducting a non-public informal inquiry entitled “In the Matter of Trading in the Securities of Mamma.com Inc.”, and requested that we produce documents and information concerning, among other things, trading in our stock, our acquisition activities and related reporting matters. The SEC notification advised that the existence of the inquiry should not be construed as an indication by the SEC that any violations of law had occurred. To date, management believes it has cooperated fully with all of the SEC’s requests in connection with the investigation. Our independent auditors in Canada also received a request from the SEC in connection with the above-referenced informal investigation seeking the production of documents concerning us. The independent auditors have advised us that they are cooperating fully with the SEC’s request. Although we believe our activities have complied with applicable requirements of the Securities Act of 1933 and the Securities and Exchange Act, an adverse determination by the SEC in the investigation could depress the market price for our Common Shares, reduce the liquidity of the Common Shares’ trading market and negatively affect our results of operations.

We rely on our co-branded web site partners for significant portion of our net revenues, and otherwise benefit from our association with them. The loss of these co-branded web site partners could prevent us from receiving the benefits we receive from our association with these co-branded web site partners, which could adversely affect our business.

We provide advertising, web search and other services to members of our co-branded partner web sites. We expect the percentage of our net revenues generated from this network to increase in the future. We consider this network to be critical in the future growth of our net revenues. However, some of the participants in this network may compete with us in one or more areas. Therefore, they may decide in the future to terminate their agreements with us. If our co-branded web site partners decide to use a competitor’s or their own web search or advertising services, our net revenues would decline.

We face competition from other Internet companies, including web search providers, Internet advertising companies and destination web sites that may also bundle their services with Internet access.

In addition to Microsoft, Yahoo and Google, we face competition from other web search providers, including companies that are not yet known to us. We compete with Internet advertising companies, particularly in the areas of pay-for-performance and keyword-targeted Internet advertising. Also, we may compete with companies that sell products and services online because these companies, like us, are trying to attract users to their web sites to search for information about products and services.

We also compete with destination web sites that seek to increase their search-related traffic. These destination web sites may include those operated by Internet access providers, such as cable and DSL service providers. Because our users need to access our services through Internet access providers, they have direct relationships with these providers. If an access provider or a computer or computing device manufacturer offers online services that compete with ours, the user may find it more convenient to use the services of the access provider or manufacturer. In addition, the access provider or manufacturer may make it hard to access our services by not listing them in the access provider’s or manufacturer’s own menu of offerings. Also, because the access provider gathers information from the user in connection with the establishment of a billing relationship, the access provider may be more effective than we are in tailoring services and advertisements to the specific tastes of the user.

There has been a trend toward industry consolidation among our competitors, and so smaller competitors today may become larger competitors in the future. If our competitors are more successful than we are at generating traffic and advertising, our revenues may decline.

We face competition from traditional media companies, and we may not be included in the advertising budgets of large advertisers, which could harm our operating results.

In addition to Internet companies, we face competition from companies that offer traditional media advertising opportunities. Most large advertisers have set advertising budgets, a very small portion of which is allocated to Internet advertising. We expect that large advertisers will continue to focus most of their advertising efforts on traditional media. If we fail to convince these companies to spend a portion of their advertising budgets with us, or if our existing advertisers reduce the amount they spend on our programs, our operating results would be harmed.

We expect our growth rates to decline and anticipate downward pressure on our operating margin in the future.

We expect that in the future our revenue growth rate will decline and anticipate that there will be downward pressure on our operating margin. We believe our revenue growth rate will decline as a result of anticipated changes to our advertising program revenue mix, increasing competition and the inevitable decline in growth rates as our net revenues increase to higher levels. We believe our operating margin will decline as a result of increasing competition and increased expenditures for all aspects of our business as a percentage of our net revenues, including product development and sales and marketing expenses. We also expect that our operating margin may decline as a result of increases in the proportion of our net revenues generated from our co-branded partner web sites. The margin on revenue we generate from our co-branded partner web sites is generally significantly less than the margin on revenue we generate from advertising on our web sites. Additionally, the margin we earn on revenue generated from our co-branded partner web sites could decrease in the future if our co-branded partners require a greater portion of the advertising fees.

If we do not continue to innovate and provide products and services that are useful to users, we may not remain competitive, and our revenues and operating results could suffer.

Our success depends on providing products and services that people use for a high quality Internet experience. Our competitors are constantly developing innovations in web search, online advertising and providing information to people. As a result, we must continue to invest significant resources in research and development in order to enhance our web search technology and our existing products and services and introduce new high-quality products and services that people will use. If we are unable to predict user preferences or industry changes, or if we are unable to modify our products and services on a timely basis, we may lose users, advertisers and co-branded web site partners. Our operating results would also suffer if our innovations are not responsive to the needs of our users, advertisers and co-branded web site partners are not appropriately timed with market opportunity or are not effectively brought to market. As search technology continues to develop, our competitors may be able to offer search results that are, or that are perceived to be, substantially similar or better than those generated by our search services. This may force us to compete on bases in addition to quality of search results and to expend significant resources in order to remain competitive.

We generate all of our revenue from advertising, and the reduction of spending by or loss of advertisers could seriously harm our business.

We generated all of our revenues from our advertisers. Our advertisers can generally terminate their contracts with us at any time. Advertisers will not continue to do business with us if their investment in advertising with us does not generate sales leads, and ultimately customers, or if we do not deliver their advertisements in an appropriate and effective manner. If we are unable to remain competitive and provide value to our advertisers, they may stop placing ads with us, which could negatively affect our net revenues and business.

Our operating results maybe subject to fluctuations.

Our operating results may fluctuate as a result of many factors related to our business, including the competitive conditions in the industry, loss of significant customers, delays in the development of new services and usage of the internet, as described in more detail below, and general factors such as size and timing of orders and general economic conditions.

We face significant competition from Microsoft, Yahoo and Google.

We face formidable competition in every aspect of our business, and particularly from other companies that seek to connect people with information on the web and provide them with relevant advertising. Currently, we consider our primary competitors to be Microsoft, Yahoo and Google. Microsoft has announced plans to develop a new web search technology that may make web search a more integrated part of the Windows operating system. We expect that Microsoft will increasingly use its financial and engineering resources to compete with us. Yahoo has become an increasingly significant competitor, having acquired Overture Services, which offers Internet advertising solutions that compete with our advertising programs, as well as Inktomi, AltaVista and AllTheWeb search engines.

Microsoft, Yahoo and Google have more employees and cash resources than we do. These companies also have longer operating histories and more established relationships with customers. They can use their experience and resources against us in a variety of competitive ways, including by making acquisitions, investing more aggressively in research and development and competing more aggressively for advertisers and web sites. Microsoft, Yahoo and Google also may have a greater ability to attract and retain users than we do because they operate Internet portals with a broad range of products and services. If Microsoft, Yahoo or Google are successful in providing similar or better web search results compared to ours or leverage their platforms to make their web search services easier to access than ours, we could experience a significant decline in user traffic. Any such decline in traffic could negatively affect our net revenues.

Volatility of stock price and trading volume could adversely affect the market price and liquidity of the market for our Common Shares.

Our Common Shares are subject to significant price and volume fluctuations some of which result from various factors including (a) changes in our business, operations, and future prospects, (b) general market and economic conditions, and (c) other factors affecting the perceived value of our Common Shares. Significant price and volume fluctuations have particularly impacted the market prices of equity securities of many technology companies including without limitation those providing communications software or Internet-related products and services. Some of these fluctuations appear to be unrelated or disproportionate to the operating performance of such companies. The market price and trading volume of our Common Shares has been, and may likely continue to be, volatile, experiencing wide fluctuations. During the twelve-month period ended September 30, 2004, the closing per share price of our Common Shares has varied from $2.57 to $15.90. During that same period, the daily trading volume of our Common Shares has varied between 7,000 and 68,314,304 with an average daily trading of 2,632,842 Common Shares. Future market conditions may adversely affect the market price and trading volume of our Common Shares. Furthermore, should the market price of our Common Shares drop below the $1.00 per share minimum bid price requirement, our Common Shares risk being delisted from the NASDAQ SmallCap Market®, which would have an adverse effect on our business and liquidity of our Common Shares. Brokerage firms may not provide a market for low-priced stock, may not recommend low-priced stock to their clients and may charge a greater percentage commission on low-priced stock than that which they would charge on a transaction of a similar dollar amount but fewer shares. These circumstances may adversely impact trading in our Common Shares and may also adversely affect our ability to access capital.

Infringement and liability claims could damage our business.

We and our operating companies may be subject to infringement or liability claims. From time to time, we have been, and expect to continue to be, subject to third party claims in the ordinary course of business. Any such claims may damage our business, including by (i) subjecting us to significant liability for damages, (ii) resulting in invalidation of our proprietary rights, (iii) being time-consuming and expensive to defend even if such claims are not meritorious; and (iv) resulting in the diversion of management’s time and attention. Liability claims may also arise in relation to business conducted via and information retrieved from the Internet, including claims for defamation, negligence, copyright or trademark infringement, personal injury or other theories based on the nature, content, publication and distribution of materials or the transaction of business via the Internet. Although we, via their contractual arrangements, seek to limit the scope of potential claims, there can be no assurance that any such contractual arrangements will adequately protect us against such claims.

Historical net results include net losses in the last five years; Working capital may be inadequate.

We have reported net losses and net losses per share in each of the last five years. We have been financing operations mainly from funds obtained in several private placements, and from exercised warrants and options. On June 30, 2004, we sold in a $16.6 million private placement an aggregate of 1,515,980 Common Shares. Investors also received warrants to purchase an additional 606,392 shares of common stock at a price of $15.82 per share. The warrants will be exercisable beginning six months after the closing date, and will have a term of five years from the closing date. Management considers that cash and cash equivalents as at September 30, 2004 will be sufficient to meet normal operating requirements throughout fiscal 2004.

Minority interest in Ltrim may be written-down in the future.

During the past years, we acquired minority interests in companies that develop and market analog integrated circuit products, new media and telecommunications sectors as a technology incubator. In February 2001, we announced a moratorium on new incubator activities. On a regular basis, we reassess our minority interests to determine if there is other than temporary decline in its value. All the our minority interests except the investment in Ltrim Technologies Inc. (“Ltrim”) have been written-down to nil as of December 31, 2002. Ltrim is a corporation in the development stage and there is no assurance that it will become profitable in the future or that we will be able to recover the cost of this minority interest. Consequently, our investment in Ltrim which amounts to approximately $1.1M may be written-down in the future.

Reduced Internet use may adversely affect our results.

Our business is based on Internet driven products and services including direct on-line Internet marketing. The emerging nature of the commercial uses of the Internet makes predictions concerning a significant portion of our future revenues difficult. As the industry is subject to rapid changes, we believe that period-to-period comparisons of its results of operations will not necessarily be meaningful and should not be relied upon as indicative of our future performance. It is also possible that in some fiscal quarters, our operating results will be below the expectations of securities analysts and investors. In such circumstances, the price of our Common Shares may decline. The success of a significant portion of our operations depends greatly on increased use of the Internet by businesses and individuals as well as increased use of the Internet for sales, advertising and marketing. It is not clear how effective Internet related advertising is or will be, or how successful Internet-based sales will be. Our results will suffer if commercial use of the Internet, including the areas of sales, advertising and marketing, fails to grow in the future.

Security breaches and privacy concerns may negatively impact our business.

Consumer concerns about the security of transmissions of confidential information over public telecommunications facilities is a significant barrier to increased electronic commerce and communications on the Internet that are necessary for growth of the Company’s business. Many factors may cause compromises or breaches of the security systems we use or other Internet sites use to protect proprietary information, including advances in computer and software functionality or new discoveries in the fields of cryptography and processor design. A compromise of security on the Internet would have a negative effect on the use of the Internet for commerce and communications and negatively impact our business. Security breaches of their activities or the activities of their customers and sponsors involving the storage and transmission of proprietary information, such as credit card numbers, may expose our operating business to a risk of loss or litigation and possible liability. We cannot assure that the measures in place are adequate to prevent security breaches.

Increased regulation of the Internet may adversely affect our business.

If the Internet becomes more strongly regulated, a significant portion of our operating business may be adversely affected. For example, there is increased pressure to adopt laws and regulations relating to Internet unsolicited advertisements, privacy, pricing, taxation and content. In particular, the United States government recently enacted the CAN SPAM Act of 2003 that, among other matters, regulates certain aspects of e-mail marketing, such as the opt-in e-mail marketing our Digitalarrow subsidiary engages in. Among other things, the CAN SPAM Act requires e-mail marketers to maintain specific procedures as to who can be sent e-mail solicitations and what must be done when an Internet user “opts out” of further e-mailings. The enactment of any additional laws or regulations in Canada or the United States, or any state or province of either of them may impede the growth of the Internet and our Internet-related business, and could place additional financial burdens on us and our Internet-related business.

Changes in key personnel, labour availability and employee relations could disrupt our business.

Our success is dependent upon the experience and abilities of our senior management and our ability to attract, train, retain and motivate other high-quality personnel, in particular for our technical and sales teams. There is significant competition in our industries for qualified personnel. Labour market conditions generally and additional companies entering industries which require similar labour pools could significantly affect the availability and cost of qualified personnel required to meet our business objectives and plans. There can be no assurance that we will be able to retain our existing personnel or that we will be able to recruit new personnel to support our business objectives and plans. We believe our employee relations are good. Currently, none of our employees are unionized. There can be no assurance, however, that a collective bargaining unit will not be organized and certified in the future. If certified in the future, a work stoppage by a collective bargaining unit could be disruptive and have a material adverse effect on us until normal operations resume.

Possible future exercise of warrants and options could dilute existing and future shareholders.

As at September 30, 2004, we had 646,392 warrants and 166,334 stock options outstanding. As at September 30, 2004, the exercise prices of some of our outstanding warrants and all of our outstanding options issued pursuant to our stock option plan are lower than the market price of our Common Shares. While the market value of the Common Shares is above the respective exercise prices of some or all the warrants and options, their exercise could result in the issuance of up to an additional 812,726 Common Shares. To the extent such shares are issued, the percentage of our Common Shares held by our existing stockholders will be reduced. Under certain circumstances the conversion or exercise of any or all of the warrants or stock options might result in dilution of the net tangible book value of the shares held by existing Company stockholders. For the life of the warrants and stock options, the holders are given, at prices that may be less than fair market value, the opportunity to profit from a rise in the market price of the shares of Common Shares, if any. The holders of the warrants and stock options may be expected to exercise them at a time when the Company may be able to obtain needed capital on more favourable terms. In addition, we reserve the right to issue additional shares of Common Shares or securities convertible into or exercisable for shares of Common Shares, at prices, or subject to conversion and exercise terms, resulting in reduction of the percentage of outstanding Common Shares held by existing stockholders and, under certain circumstances, a reduction in the net tangible book value of existing stockholders’ Common Shares.

Strategic acquisitions and market expansion present special risks.

A future decision to expand our business through acquisitions of other businesses and technologies presents special risks. Acquisitions entail a number of particular problems, including (i) difficulty integrating acquired technologies, operations, and personnel with the existing businesses, (ii) diversion of management’s attention in connection with both negotiating the acquisitions and integrating the assets as well as the strain on managerial and operational resources as management tries to oversee larger operations, (iii) exposure to unforeseen liabilities relating to acquired assets, and (iv) potential issuance of debt instruments or securities in connection with an acquisition possessing rights that are superior to the rights of holders of the our currently outstanding securities, any one of which would reduce the benefits expected from such acquisition and/or might negatively affect our results of operations. We may not be able to successfully address these problems. We also face competition from other acquirers, which may prevent us from realizing certain desirable strategic opportunities.

We do not plan to pay dividends on the Common Shares.

We have never paid dividends on any class of our shares. Our management anticipates that any earnings generated from our operations will be used to finance our working capital and potential market expansion opportunities and that for the foreseeable future cash dividends will not be paid to holders of the Common Shares.

Rapidly evolving marketplace and competition may adversely impact our business.

The markets for our products and services are characterized by (i) rapidly changing technology, (ii) evolving industry standards, (iii) frequent new product and service introductions, (iv) shifting distribution channels, and (v) changing customer demands. The success of the Company will depend on its ability to adapt to its rapidly evolving marketplaces. There can be no assurance that the introduction of new products and services by others will not render our products and services less competitive or obsolete. We expect to continue spending funds in an effort to enhance already technologically complex products and services and develop or acquire new products and services. Failure to develop and introduce new or enhanced products and services on a timely basis might have an adverse impact on our results of operations, financial condition and cash flows. Unexpected costs and delays are often associated with the process of designing, developing and marketing enhanced versions of existing products and services and new products and services. The market for our products and services is highly competitive, particularly the market for Internet products and services which lacks significant barriers to entry, enabling new businesses to enter this market relatively easily. Competition in our markets may intensify in the future. Numerous well-established companies and smaller entrepreneurial companies are focusing significant resources on developing and marketing products and services that will compete with the Company ‘s products and services. Many of our current and potential competitors have greater financial, technical, operational and marketing resources. We may not be able to compete successfully against these competitors. Competitive pressures may also force prices for products and services down and such price reductions may reduce our revenues.

An inability to protect our intellectual property rights could damage our business.

We rely upon a combination of trade secret, copyright, trademark and other laws to protect our intellectual property assets. We have entered into confidentiality agreements with our management and key employees with respect to such assets and limit access to, and distribution of, these and other proprietary information. However, the steps we take to protect our intellectual property assets may not be adequate to deter or prevent misappropriation. We may be unable to detect unauthorized uses of and take appropriate steps to enforce and protect our intellectual property rights. Although senior management believes that our services and products do not infringe on the intellectual property rights of others, we nevertheless are subject to the risk that such a claim may be asserted in the future. Any such claims could damage our business.

To the extent our net revenues are paid in foreign currencies, and currency exchange rates become unfavorable, we may lose some of the economic value of the net revenues in U.S. dollar terms.

Although we currently transact a majority of our business in U.S. dollars, as we expand our operations more of our customers may pay us in foreign currencies. Conducting business in currencies other than U.S. dollars subjects us to fluctuations in currency exchange rates. If the currency exchange rates were to change unfavorably, the value of net receivables we receive in foreign currencies and later convert to U.S. dollars after the unfavorable change would be diminished. This could have a negative impact on our reported operating results. We do not currently engage in hedging strategies, such as forward contracts, options and foreign exchange swaps related to transaction exposures to mitigate this risk. If we determine to initiate such hedging activities in the future, there is no assurance these activities will effectively mitigate or eliminate our exposure to foreign exchange fluctuations. Additionally, such hedging programs would expose us to risks that could adversely affect our operating results, because we have limited experience in implementing or operating hedging programs. Hedging programs are inherently risky and we could lose money as a result of poor trades.

Higher inflation could adversely affect our results of operations and financial condition.

We do not believe that the relatively moderate rates of inflation experienced in the United States and Canada in recent years have had a significant effect on our revenues or profitability. Although higher rates of inflation have been experienced in a number of foreign countries in which we might transact business, we do not believe that such rates have had a material effect on our results of operations, financial condition and cash flows. Nevertheless, in the future, high inflation could have a material, adverse effect on the Company’s results of operations, financial condition and cash flows.

Mamma.com Inc.
Interim Consolidated Balance Sheets
(expressed in U.S. dollars in accordance with generally accepted accounting principles in Canada)

	As at September 30, 2004	As at December 31, 2003
	(Unaudited)
	$	$
Assets
Current assets
Cash and cash equivalents	25,091,909	4,489,077
Short term deposits	3,000,485
Restricted cash (note 2)	148,000	--
Accounts receivable	2,200,070	2,286,751
Income taxes receivable	100,438	16,461
Prepaid expenses	263,205	89,739
Future income taxes (note 3)	9,086	264,014
Current assets of discontinued operations (note 2)	75,692	921,980

	30,888,885	8,068,022
Future income taxes (note 3)	--	232,968
Assets of discontinued operations (note 2)	--	200,802
Investments	1,085,286	1,085,286
Property, plant and equipment	398,738	367,464
Intangible assets	2,140,331	935,562
Goodwill	1,788,862	846,310

	36,302,102	11,736,414

Liabilities
Current liabilities
Accounts payable and accrued liabilities	2,913,716	2,252,242
Deferred revenue	228,771	140,727
Liabilities of discontinued operations (note 2)	229,174	1,323,307

	3,371,661	3,716,276
Long term liabilities
Future income tax liabilities	94,221	--

	3,465,882	3,716,276

Shareholders' Equity
Capital stock
Authorized
Unlimited common shares
Issued and outstanding - 12,263,029 common shares	90,579,782	70,522,179
Additional paid-in capital	4,116,000	1,166,814
Deferred stock-based compensation	(148,807)	(262,806)
Cumulative translation adjustment	360,884	441,564
Deficit	(62,071,639)	(63,847,613)

	32,836,220	8,020,138

	36,302,102	11,736,414

The accompanying notes are an integral part of these consolidated financial statements.

Mamma.com Inc.
Unaudited Interim Consolidated Statements of Operations
(expressed in U.S. dollars in accordance with generally accepted accounting principles in Canada)

	For the nine months ended September 30		For the three months ended September 30

	2004	2003	2004	2003
		(Restated– note 1)		(Restated– note 1)
	$	$	$	$

Revenue	11,941,400	5,882,504	3,764,492	1,983,262

Expenses
Search, banner and e-mail serving	246,463	245,103	117,463	48,166
Marketing, sales and services	6,992,067	3,641,787	2,313,938	1,221,825
General and administration	2,507,152	1,742,066	743,223	551,395
Product development and technical support (note 12)	612,681	494,589	231,853	193,993
Amortization of property, plant and equipment	98,396	101,313	35,715	35,126
Amortization of intangible assets	239,573	131,061	122,621	45,243
Interest income, net	(116,661)	(11,094)	(87,588)	(2,888)
Loss (gain) on foreign exchange	45,519	117,550	52,759	(26,066)
Realized gain on disposal of investment	--	(32,499)	--	(32,499)

	10,625,190	6,429,876	3,529,984	2,034,295
Earnings (loss) from continuing operations before
income taxes	1,316,210	(547,372)	234,508	(51,033)
Provision for (recovery of) current income taxes	159,299	--	(9,000)	--
Provision for future income taxes (note 3)	392,200	217,461	4,000	91,605

Earnings (loss) from continuing operations	764,711	(764,833)	239,508	(142,638)
Results of discontinued operations (note 2)	1,011,263	400,252	44,401	327,756

Net earnings (loss) for the period	1,775,974	(364,581)	283,909	185,118

Net earnings (loss) per common share - basic
Earnings (loss) from continuing operations	0.07	(0.12)	0.02	(0.02)
Results of discontinued operations	0.10	0.06	0.00	0.05
Net earnings (loss) per common share	0.17	(0.06)	0.02	0.03
Net earnings (loss) per common share - diluted
Earnings (loss) from continuing operations	0.07	(0.12)	0.02	(0.02)
Results of discontinued operations	0.09	0.06	0.00	0.05
Net earnings (loss) per common share	0.16	(0.06)	0.02	0.03

Weighted average number of shares outstanding -	10,253,834	6,129,826	12,189,768	6,175,679
basic
Additions to reflect the impact of:
Exercise of stock options	160,798	138,777	91,573	176,448
Exercise of warrants	603,130	1,585,217	44,866	2,078,487

Weighted average number of shares outstanding -	11,017,762	7,853,820	12,326,207	8,430,614
diluted

The accompanying notes are an integral part of these consolidated financial statements.

Mamma.com Inc.
Unaudited Interim Consolidated Statements of Shareholders' Equity
(expressed in U.S. dollars in accordance with generally accepted accounting principles in Canada)

	Common Shares #	Common Shares $	Additional Paid-in Capital $	Deferred Stock Based Compensation $	Cumulative Translation Adjustment $	Deficit $

Balance, December 31, 2003	6,508,610	70,522,179	1,166,814	(262,806)	441,564	(63,847,613)
Options granted	--	--	20,014	(20,014)	--	--
Options exercised	255,561	483,593	(82,127)	--	--	--
Options amortized	--	--	--	127,807	--	--
Options cancelled	--	--	(18,967)	6,206
Shares issued on Acquisition of
Digital Arrow	90,000	1,044,000	--	--	--	--
Shares issued on private placement	1,515,980	13,158,329	3,441,652	--	--	--
Private placement of shares and warrants
Share issue costs	--	(1,058,819)	--	--	--	--
Warrants issued for financial services	--	--	260,301	--	--	--
Warrants exercised	3,892,878	6,430,500	(671,687)	--	--	--
Translation adjustment for the period	--	--	--	--	(80,680)	--
Earnings for the period	--	--	--	--	--	1,775,974

Balance, September 30, 2004	12,263,029	90,579,782	4,116,000	(148,807)	360,884	(62,071,639)

(Restated – note 1)

	Common Shares #	Common Shares $	Additional Paid-in Capital $	Deferred Stock Based Compensation $	Cumulative Translation Adjustment $	Deficit $

Balance, December 31, 2002	6,094,842	69,873,994	750,111	(10,667)	(275,693)	(63,636,550)
Effects of changes on shares and
warrants issued for financial services	--	6,333	--	10,667	--	--
Warrants issued for financial services	--	--	70,283	--	--	--
Options granted	--	--	174,193	(174,193)	--	--
Options amortized	--	--	--	68,153	--	--
Options exercised	119,678	162,167	--	--	--	--
Warrants exercised	142,045	228,366	(29,503)	--	--	--
Translation adjustment for the period	--	--	--	--	415,574	--
Loss for the period	--	--	--	--	--	(364,581)

Balance, September 30, 2003	6,356,565	70,270,860	965,084	(106,040)	139,881	(64,001,131)

The accompanying notes are an integral part of these consolidated financial statements.

Mamma.com Inc.
Unaudited Interim Consolidated Statements of Cash Flows
 (expressed in U.S. dollars in accordance with generally accepted accounting principles in Canada)

	For the nine months ended September 30		For the three months ended September 30

	2004	2003	2004	2003
		(Restated– note 1)		(Restated– note 1)
	$	$	$	$

Cash flows from
Operating activities
Net earnings (loss) from continuing operations	764,711	(764,833)	239,508	(142,638)
Adjustments for:
Amortization of property, plant and equipment	98,396	101,313	35,715	35,126
Amortization of intangible assets	239,573	131,061	122,621	45,243
Realized gain on disposal of property, plant and equipment	--	(456)	--	(378)
Realized gain on disposal of investment	--	(32,499)	--	(32,499)
Employee stock-based compensation	107,229	54,120	35,743	23,967
Non-refundable tax credits	81,505	--	--	--
Unrealized foreign exchange loss related to future income
taxes	14,192	--	830	--
Financial fees paid by issuance of capital stock and
warrants	260,301	87,283	49,909	17,361
Future income taxes	392,200	217,461	4,000	91,605
Net change in non-cash working capital items	488,005	(727,301)	154,772	249,369

Cash from (used for) operating activities from continuing
operations	2,446,112	(933,851)	643,098	287,156
Cash from (used for) operating activities from discontinued
operations	(863,100)	341,984	6,019	209,972

	1,583,012	(591,867)	649,117	497,128

Investing activities
Purchase of short term deposits	(3,000,485)	--	(3,000,485)	--
Proceeds on disposal of investments	--	32,499	--	32,499
Proceeds on disposal of property, plant and equipment	--	1,184	--	646
Acquisition of Digitalarrow	(1,264,210)	--	--	--
Purchase of property, plant and equipment	(45,976)	(38,853)	(13,986)	(12,674)
Purchase of intangible assets	(1,511)	(2,978)	--	(2,978)

Cash from (used for) investing activities from continuing
operations	(4,312,182)	(8,148)	(3,014,471)	17,493
Cash from (used for) investing activities from discontinued
operations	1,551,185	(42,179)	--	(16,639)

	(2,760,997)	(50,327)	(3,014,471)	854
Financing activities
Issuance of common shares and warrants	22,760,261	361,030	266,390	296,813
Share issue costs	(1,058,819)	--	(23,820)	--

Cash provided by financing activities	21,701,442	361,030	242,570	296,813

Effect of foreign exchange rate changes on cash and cash
equivalents	79,375	66,495	--	18,893

Change in cash and cash equivalents during the period	20,602,832	(214,669)	(2,122,784)	813,688
Cash and cash equivalents - Beginning of period	4,489,077	3,804,323	27,214,693	2,775,966

Cash and cash equivalents - End of period	25,091,909	3,589,654	25,091,909	3,589,654

Cash and cash equivalents comprise:
Cash	4,066,873	1,968,708	4,066,873	1,968,708
Short-term deposits	21,025,036	1,620,946	21,025,036	1,620,946

	25,091,909	3,589,654	25,091,909	3,589,654

Supplemental disclosure of cash flow information

Cash paid for interest	478	328	142	256

Cash paid for income taxes	288,147	--	168,305	--

Change in non-cash working capital items:
Decrease (increase) in assets
Accounts receivable	264,281	(294,271)	(48,986)	66,781
Income tax receivable	(83,977)	--	(76,865)	--
Prepaid expenses	(168,024)	(67,137)	(100,521)	79,598
Increase (decrease) in liabilities:
Accounts payable and accrued liabilities	387,681	(361,860)	356,109	106,204
Income taxes payable	--	--	(9,000)	--
Deferred revenue	88,044	(4,033)	33,535	(3,214)

Net change in non-cash working capital items	488,005	(727,301)	154,772	249,369

The accompanying notes are an integral part of these consolidated financial statements.

Mamma.com Inc.
Unaudited Notes to Interim Consolidated Financial Statements
 (expressed in US dollars in accordance with generally accepted accounting principles in Canada)

1.    Interim Financial Information

The financial information as at September 30, 2004 and for the three and nine month periods ended September 30, 2004 are unaudited. In the opinion of management, all adjustments necessary to present fairly the results of these periods have been included. The adjustments made were of a normal-recurring nature. The results of operations for the three and nine months period ended September 30, 2004 are not necessarily indicative of the operating results anticipated for the full year. The financial statements follow the same accounting policies and methods of their application as the financial statements for the year ended December 31, 2003.

The disclosures in these interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements; therefore, these interim financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2003.

In the fourth quarter of 2003, the Company adopted, retroactive to January 1, 2003, the fair value method of accounting for stock options granted to employees. Accordingly, the comparative figures for the three and nine month periods ended September 30, 2003 presented in these interim financial statements have been restated to reflect this change in accounting policy.

2.    Discontinued Operations

On September 9, 2003, the Company announced that it had received and accepted, subject to completion of due diligence, an offer for the sale of its wireless billing subsidiary, IBT. The results of operations and cash flows for IBT have been reported separately as discontinued operations in the consolidated statements of operations and cash flows, and the remaining assets and liabilities of IBT have been segregated on the consolidated balance sheets. Comparative figures for the period ended September 30, 2003 have been reclassified in order to comply with this presentation. The proceeds of disposal was $1,699,185 with a gain on disposal of $1,588,923 which has been included in the “Results of discontinued operations” line in the statement of operations. The Company may be entitled to additional consideration of up to a maximum of $250,000 should certain events occur or conditions be met. As of September 30, 2004, an amount of $40,000 of such contingent consideration had been earned by the Company and recorded in results of discontinued operations. The Company recorded interim net costs for an amount $577,660 including closing costs. An amount of $148,000 has been kept in escrow and will be paid in the second quarter of 2005.

$
Proceeds	1,699,185
Assets disposed and related fees were as follows:
Equipment	210,916
Other net assets	(22,843)
Legal and other fees	133,579
Cumulative translation adjustment related to the sale of IBT	(211,390)

110,262
Gain on disposal	1,588,923

Summarized financial information for the discontinued operations is as follows:

	For the nine months ended September 30,		For the three months ended September 30,
	2004	2003	2004	2003

Revenue	545,427	5,131,129	40,000	1,893,790

Net earnings from discontinued operations	1,011,263	400,252	44,401	327,756

As of September 30, 2004 the remaining assets and liabilities from discontinued operations are accounts receivable, accounts payable and accrued liabilities and income taxes payable.

3.    Future Income Taxes

As at December 31, 2003, a net future income tax asset was recorded in the amount of $496,982 representing an expected future benefit of temporary differences not previously recognized for Mamma.com Enterprises Inc. During the first five months ended May 31, 2004, the date of the wind-up of Mamma.com Enterprises Inc. into Mamma.com Inc., a future income tax expense in the amount of $392,200 has been recognized in the consolidated statement of operations, reflecting the portion of this asset realized during the period as an offset of income taxes which would have otherwise been payable.

For tax purposes, on May 31, 2004, the wholly owned subsidiary, Mamma.com Enterprises Inc. was wound up into the Company.

4.    Functional currency

During the first quarter of fiscal 2004, the Company determined that the functional currency of its wholly owned subsidiary, Mamma.com Enterprises Inc., had clearly changed from the Canadian dollar to the U.S. dollar as at the beginning of the quarter. As a result of this change, which has been applied prospectively from January 1, 2004, transactions entered into by Mamma.com Enterprises Inc. which are denominated in currencies other than the U.S. dollar are now translated into U.S. dollars using the temporal method. Under this method, monetary assets and liabilities are translated into U.S. dollars at the exchange rate in effect on the balance sheet date. Non-monetary assets and liabilities are translated into U.S. dollars at historical exchange rates. Revenues and expenses are translated into U.S. dollars at the exchange rates prevailing at the dates of the respective transactions. Gains and losses resulting from translation of monetary assets and liabilities into U.S. dollars are reflected in the statement of operations.

Prior to this change, the functional currency of Mamma.com Enterprises Inc. was the Canadian dollar. Accordingly, the financial statements of Mamma.com Enterprises Inc. were translated from Canadian dollars into U.S. dollars using the current rate method. Gains and losses resulting from translation of these financial statements were included in the cumulative translation adjustment in shareholders’ equity. The translated amounts for non-monetary items as at January 1, 2004 are the historical basis for those items in subsequent periods.

5.    Business combination

On June 10, 2004, the Company acquired the business of Digitalarrow LLC and High Performance Broadcasting, Inc. in Florida, privately held marketing companies that are engaged in the distribution of on-line, opt-in e-mail marketing solutions via the Internet. In that acquisition, the wholly owned subsidiary, Mamma.com USA, Inc., entered into a Securities Purchase Agreement with Digitalarrow LLC and High Performance Broadcasting, Inc., and their equity holders, pursuant to which Mamma.com USA, Inc. acquired all equity interests in Digitalarrow LLC and High Performance Broadcasting, Inc. The consideration for the acquisition consisted of $1,050,000 in cash and 90,000 of the Company’s common shares. The fair value of Mamma.com Inc. shares issued to owners of Digitalarrow has been determined to be $11.60 per share. This value has been determined using the average closing price of Mamma’s common stock for one day before and one day after March 3, 2004, the date the significant terms and conditions of the transaction were agreed to and publicly announced. This acquisition has been accounted for using the purchase method. The acquisition resulted in intangible assets totalling $1,442,831 and goodwill of $875,652 based on the following allocations of the purchase price to the identifiable assets acquired and liabilities assumed:

	$	Amortization period

Cash	86,948
Accounts receivable	177,601
Prepaid expenses and other assets	5,442
Property, plant & equipment	83,694
Intangible assets:
Brand name	174,738	5 years straight-line
E-mail data base	750,000	5 years straight-line
Existing technology	238,535	5 years straight-line
Customer list	279,558	5 years straight-line

Total assets acquired	1,796,516
Accounts payable and accrued liabilities	249,689
Future income taxes	94,221

Total liabilities assumed	343,910
Net identifiable assets acquired	1,452,606
Goodwill	942,552	Indefinite

Purchase price	2,395,158
Less:
Common shares issued	1,044,000
Cash	86,948

Cash paid net of cash acquired	1,264,210

The purchase price allocation has not yet been finalized with respect to the recognition of certain future income tax assets. Upon finalization of these future income tax assets, the purchase price allocation will be adjusted, therefore, resulting in an adjustment to goodwill.

$781,432 of the above-noted goodwill is deductible for income tax purposes.

The net results of the business have been included in these financial statements from the above-noted date of acquisition.

In Q3 2004 the accounts payable and accrued liabilities, at the date of the acquisition, increased by $66,899 and therefore the goodwill has been adjusted for the same amount.

6.     Private placement of shares and warrants

On June 30, 2004, the Company sold under a securities purchase agreement an aggregate of 1,515,980 common shares and 606,392 warrants to certain accredited investors for an aggregate price of $16,600,000. Net proceeds from the offering amounted to $15,541,181, net of issue cost of $1,058,819. Each warrant entitles the holder to purchase one additional common share at an exercise price equal to $15.82 per share. The warrants will be exercisable beginning six months after the closing date, and will have a term of five years from the closing date.

The amounts allocated to the shares and warrants totalled $13,158,329 and $3,441,652, respectively. These amounts have been allocated based upon the relative fair values of the shares and warrants at the date they were issued. The estimated fair values of the warrants has been determined using the black-scholes model and the following weighted average assumptions:

Expected option life	5 years
Volatility	86%
Risk-free interest rate	4.19%
Dividend yield	Nil

7.     Warrants issued for financial services

On March 16, 2004, the Company retained Merriman Curhan Ford & Co. (“MCF”) on a non-exclusive basis as its investment banker and strategic and financial advisor for a period of one year. In consideration for these services, the Company has committed to pay MCF a monthly fee of $5,000 and 10,000 warrants, each warrant to purchase one common share of the Company for the duration of the agreement. Warrants are issuable at an exercise price equal to the average closing bid for the last five trading days at the end of the month of issue, for the duration of the agreement upon the same terms and conditions. The warrants have a life of five years from the issuance date. For any transaction completed by the Company with MCF, the Company shall pay a success fee upon closing equal to the sum of 4% of up to $10,000,000 transaction value, 3% of $10,000,000 to $15,000,000 transaction value and 2% of greater than $15,000,000 transaction value, provided that MCF either introduces and/or performs specific services for the transaction. The minimum success fee for any acquisition transaction shall be $200,000 and $500,000 for any sale transaction.

For the period ended September 30, 2004, 40,000 warrants were issued to MCF at an average price of $12.31, the fair value of which was $239,573 estimated as of grant date using the Black-Sholes pricing model, and charged to expense with a corresponding credit to additional paid-in capital. The following weighted average assumptions were used:

Expected option life	3.5 years
Volatility	86%
Risk-free interest rate	3.99%
Dividend yield	Nil

On June 30, 2004, the Company paid success fees of $996,000 related to the private placement to MCF (note 6).

On July 16, 2004 the Company renegotiated an agreement with Merriman Curhan Ford & Co. (“MCF”). The Company has committed to pay MCF a monthly fee of $5,000. For any transaction completed by the Company with MCF, the Company shall pay a success fee upon closing equal to the sum of 4% up to $20,000,000 transaction value, and 2% of greater than $20,000,000 transaction value, provided that MCF either introduces and / or performs specific services for the transaction. The minimum success fee for any acquisition transaction shall be $200,000 and $500,000 for any sale transaction.

8.    Notice of Intention to Make a Normal Course Issuer Bid

On September 7, 2004, the Company filed a Notice of Intention with the Ontario Securities Commission to Make a Normal Course Issuer Bid (“the Notice”). In the Notice, the Company stated its intention to purchase on the open market at prevailing market prices, through the facilities of the NASDAQ stock market, up to a maximum of 600,000 of its common shares, being approximately 5% of the outstanding common shares, and common shares comprising the public float, as at September 30, 2004. The Company may purchase common shares at any time and from time to time until September 7, 2005. The common shares will be purchased for cancellation.

During the quarter ended September 30, 2004, the Company did not purchase any of its outstanding common shares.

9.    Segment Information

In previous periods, management evaluated the performance of the business based on two continuing operating segments being investment management and media solutions. Commencing in January 2004, management has changed the way in which it evaluates the performance of the business such that the Company has only one reporting segment.

10.    Major customers

Sales to major customers (customers from which 10% or more of total revenue is derived during the periods indicated) are summarized as follows:

	For the nine months ended		For the three months ended
	September 30, 2004	September 30, 2003	September 30, 2004	September 30, 2003
	$	$	$	$

Customer 1	4,219,895	1,506,879	556,185	613,734
Customer 2	1,204,480	506,001	418,079	176,581

	5,424,375	2,012,880	974,264	790,315

These two customers comprise approximately 6% and 14% of net trade accounts receivable, respectively, as at September 30, 2004. In addition to these two customers, a third customer represents 12% of net trade accounts receivable as at September 30, 2004.

11.     Product development and technical support expenses

	For the nine months ended		For the three months ended
	September 30, 2004	September 30, 2003	September 30, 2004	September 30, 2003
	$	$	$	$
Product development and technical support expenses	699,602	526,736	231,853	193,993
Less: Refundable tax credits	32,799	32,147	--	--

Future benefit of non-refundable tax credits	53,722	--	--	--

	612,681	494,589	231,853	193,993

12.    Comparative figures

Certain comparative figures have been reclassified to conform with the current periods’ presentation.

13.     United States generally accepted accounting principles

As a registrant with the Securities and Exchange Commission in the United States, the Company is required to reconcile its financial results for significant measurement differences between generally accepted accounting principles as applied in Canada (“Canadian GAAP”) and those applied in the United States (“U.S. GAAP”) as they specifically relate to the Company.

The following summary sets out the material adjustments to the Company’s reported net earnings (loss) and net earnings (loss) per share which would be made to conform with U.S. GAAP:

	For the nine months ended September 30,		For the three months ended September 30,

	2004	2003	2004	2003
		(Restated– note 1)		(Restated– note 1)
	$	$	$	$

Net earnings (loss) from continuing
operations in accordance with Canadian GAAP	764,711	(764,833)	239,508	(142,638)
Stock-based compensation costs (a)	(34,295)	--	(4,375)	--

Net earnings (loss) from continuing
operations in accordance with U.S. GAAP	730,416	(764,833)	235,133	(142,638)
Results of discontinued operations	1,011,263	400,252	44,401	327,756
Net earnings (loss) in accordance with
U.S. GAAP	1,741,679	(364,581)	279,534	185,118
Net earnings (loss) per common share -
basic
Earnings (loss) from continuing
operations	0.07	(0.12)	0.02	(0.02)
Results of discontinued operations	0.10	0.06	0.00	0.05
Net earnings (loss) per common share	0.17	(0.06)	0.02	0.03
Net earnings (loss) per common share -
diluted
Earnings (loss) from continuing
operations	0.07	(0.12)	0.02	(0.02)
Results of discontinued operations	0.09	0.06	0.00	0.05
Net earnings (loss) per common share	0.16	(0.06)	0.02	0.03
Other comprehensive income
Foreign currency translation
adjustment (b)	--	415,574	--	17,288
Net earnings (loss) in accordance with
U.S. GAAP	1,741,679	(364,581)	279,534	185,118

Comprehensive income (loss)	1,741,679	50,993	279,534	202,406

(a)     Stock-based compensation costs

Grant of options

As described in note 1, in 2003, the Company prospectively adopted the fair value method of accounting for stock options granted to employees. As a result of this change, there are no differences between the Company’s net earnings (loss) for the three and nine months ended September 30, 2003 and 2004 under U.S. GAAP as compared to Canadian GAAP.

However, for all quarterly periods prior to January 1, 2003, Under U.S. GAAP, the Company had elected to measure stock-based compensation costs using the intrinsic value method (APB 25). Under this method, compensation cost is measured as the difference between the fair value of the stock at the date of the grant over the exercise price. Compensation cost is amortized to expense over the appropriate vesting period. Under Canadian GAAP, no such compensation cost is recognized.

Repricing of options

Under U.S. GAAP, the repricing of options requires the plan to be considered a variable plan. Variable plan accounting requires that compensation expense be recognized for the difference between the market price the day of repricing and the exercise price of the option. Compensation cost is amortized to expense over the appropriate vesting period and adjusted on subsequent financial reporting dates, based on the market price of the shares. Under Canadian GAAP, no such compensation expense is recognized.

(b)     Comprehensive income (loss)

U.S. GAAP requires disclosures of comprehensive income (loss) which comprises any charges or credits to shareholders’ equity not related to investments or distributions to shareholders and not otherwise classified in the statement of operations for quarterly periods. Under Canadian GAAP, there is no requirement to report comprehensive loss.

Non-refundable tax credits

Under U.S. GAAP, non-refundable tax credits must be presented as a reduction of the provision for income taxes. Under Canadian GAAP, these tax credits are presented as a reduction of the related expenses. Under U.S. GAAP, there would be no change in earnings (loss) from continuing operations and earnings (loss) for the periods; however, earnings (loss) from continuing operations before income taxes and provision (recovery) of income taxes under U.S. GAAP would be as follows:

	For the nine months ended September 30,		For the three months ended September 30,

	2004	2003	2004	2003
		(Restated– note 1)		(Restated– note 1)
	$	$	$	$

Earnings (loss) from continuing
operations before income taxes in
accordance with U.S. GAAP	1,228,193	(547,372)	230,133	(51,033)
Provision for (recovery of) current
income taxes	159,299	--	(9,000)	--
Provision for future income taxes	338,478	217,461	4,000	91,605

Earnings (loss) from continuing
operations in accordance with U.S. GAAP	730,416	(764,833)	235,133	(142,638)

The shareholders’ equity section accordance with U.S. GAAP would be as follows:

	As at September 30, 2004	As at December 31, 2003

Capital stock	107,349,352	87,291,749
Additional paid-in capital	5,187,985	2,204,504
Deferred stock-based compensation	(148,807)	(262,806)
Accumulated other comprehensive gain (loss)	360,884	441,564
Deficit	(79,913,194)	(81,654,873)

Total shareholders' equity in accordance with U.S. GAAP	32,836,220	8,020,138

14.    Subsequent event

On November 2, 2004 the directors of the Company granted 295,000 options, at an exercise price of $7.08 per share (closing price of November 1, 2004), to two officers and all board of directors in relation to a “Stock Retention Program” for employees approved on August 3, 2004. Options granted will vest over a three (3) year period, namely 1/3 on the first anniversary of the date of grant, November 2, 2005, 1/3 on the second anniversary, November 2, 2006 and 1/3 on the third anniversary of the date of grant, November 2, 2007. These options will expire on the earlier of 30 days from the date of termination or (5) five years from the date of issuance.

SIGNATURES

                 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mamma.com Inc.
---------------------------------------------------
(Registrant)

/s/ Daniel Bertrand

Date: November 15, 2004

By:
---------------------------------------------------
Daniel Bertrand
Executive Vice President and
Chief Financial Officer

EXHIBIT INDEX

Document	Sequentially Numbered Pages

Mamma.com Inc.

99.1 Canadian Certification of Interim Filings during Transition Period by Guy Fauré, President & CEO	38

99.2 Canadian Certification of Interim Filings during Transition Period by Daniel Bertrand, Executive VP and CFO	39